EXHIBIT 99.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Company Registration No. 198703584K)

QUERY REGARDING TRADING ACTIVITY

In response to the query from Singapore Exchange Securities Trading Limited (the “Exchange”) dated 8 January 2009, Chartered Semiconductor Manufacturing Ltd (the “Company”) wishes to respond as follows:

Question 1: Are you aware of any information not previously announced concerning you (the issuer), your subsidiaries or associated companies which, if known, might explain the trading?

- if yes, the information must be announced immediately.

Answer:	The Company is not aware of any information not previously announced concerning the Company, its subsidiaries or associated companies which, if known, might explain the trading.
Question 2:	Are you aware of any other possible explanation for the trading?
Answer:	The Company is not aware of any other possible explanation for the trading.

Submitted by:

Looi Lee Hwa
Company Secretary

Dated: 8 January 2009